Exhibit 7
                                Administaff, Inc.
                          19001 Crescent Springs Drive
                               Kingwood, TX 77339

February 16, 2001

American Express Foundation
American Express Tower
World Financial Center
200 Vesey Street
New York, New York  10285

Dear Sirs:

This letter sets forth the parties' agreement with respect to the purchase by Administaff, Inc. ("ASF") from the American Express Foundation ("Foundation") of up to 525,000 shares of ASF common stock, par value $0.01 per share (the "Shares").

The parties agree as follows:

1. ASF agrees to purchase up to 525,000 Shares from the Foundation at a purchase price per share equal to ninety-nine percent (99%) of the average of the closing sales prices of a Share as reported on the New York Stock Exchange composite transactions tape and reflected in the three star new York City edition of the Wall Street Journal over a twenty (20) trading-day period, of which the first ten trading days end on February 16, 2001 and the second ten trading days commence on the day that ASF releases its earnings report for the fourth quarter of 2000.

2. ASF's obligation to purchase the Shares is conditional upon (a) American Express Travel Related Services Company, Inc. ("TRS") first having exercised its warrant to purchase 800,000 shares of ASF common stock (the "Warrant Shares") at an exercise price of $20 per Warrant Share (subject to adjustment in accordance with the terms of the warrant) on or before March 10, 2001, the expiration date of the warrant; (b) the per share purchase price calculated as set forth in (1) above not exceeding $30; and (c) the Foundation notifying ASF that it is exercising its right to sell Shares under this Agreement not later than 5:00 p.m. on March 12, 2001.

3. It is understood and agreed by the parties that TRS is not obligated to exercise the warrant; provided that if TRS does exercise the warrant and thereafter the Foundation desires to sell up to 575,000 Shares on or before March 12, 2001, the Foundation shall sell such Shares first pursuant to this Agreement.

4. The closing of the sale and purchase will take place on March 12, 2001 or such other day determined by the Foundation and ASF. At the closing, ASF will pay to the Foundation the aggregate purchase price for the Shares by wire transfer of immediately available funds, and Foundation will deliver to ASF certificates representing the Shares, duly endorsed for transfer.

5. The Foundation will pay all stamp, transfer and similar taxes and all federal and state income taxes in connection with the Foundation's sale of the Shares.

6. The Shares Foundation intends to sell are those common shares originally purchased by TRS from ASF in March 1998 and contributed by TRS to the Foundation. The parties shall execute any additional documents, if any, reasonably required for the Foundation to adequately identify the Shares sold by it hereunder as being the shares originally purchased by TRS from ASF in March 1998.

7. ASF will prepare a press release pursuant to which it will announce this agreement. Such release shall require the prior approval of the Foundation, such approval not to be unreasonably withheld.

8. This letter agreement shall be governed by the laws of the State of New York, without reference to conflict of laws rules.


                                            ADMINISTAFF, INC.

                                            By:  /s/ Richard G. Rawson
                                                 ---------------------
                                                 Richard G. Rawson
                                                 Executive Vice President of
                                                 Administration,
                                                 Chief Financial Officer
                                                 and Treasurer

AGREED:

AMERICAN EXPRESS FOUNDATION

By:  /s/ David L. Yowan
     ------------------
Name:  David L. Yowan
Title: Treasurer